UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                              Cano Petroleum, Inc.
                              --------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                    137801106
                                    ---------
                                 (CUSIP Number)


                                December 31, 2007
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]    Rule 13d-1(b)
                  [X]    Rule 13d-1(c)
                  [ ]    Rule 13d-1(d)


  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                             ----------------------
CUSIP No. 137801106                     13G               Page 2 of 7 Pages
-----------------------------                             ----------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Touradji Capital Management, LP
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) |X|
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED          707,823
BY EACH REPORTING     ----- ----------------------------------------------------
PERSON WITH              7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            707,823
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           707,823
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           1.9%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

-----------------------------                             ----------------------
CUSIP No. 137801106                     13G               Page 3 of 7 Pages
-----------------------------                             ----------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Touradji Global Resources Master Fund, Ltd.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) |X|
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED          291,983
BY EACH REPORTING     ----- ----------------------------------------------------
PERSON WITH              7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            291,983
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           291,983
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0.8%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

-----------------------------                             ----------------------
CUSIP No. 137801106                     13G               Page 4 of 7 Pages
-----------------------------                             ----------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paul Touradji
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) |X|
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED          707,823
BY EACH REPORTING     ----- ----------------------------------------------------
PERSON WITH              7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            707,823
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           707,823
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           1.9%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

This Amendment No. 2 ("Amendment No. 2") amends the Schedule 13G filed on September 11, 2006 (the "Original 13G") by Touradji Capital Management, LP ("TCM") as amended by that certain Amendment No. 1 thereto filed on September 28, 2006 (as so amended, the "Schedule 13G"). This Amendment No. 2 is being filed in connection with the annual requirement to report changes in beneficial ownership not otherwise reported Further, this Amendment No. 2 reports beneficial ownership of less than 5% of the total outstanding Common Stock of the Company by all Reporting Persons. Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.



Item 4    Ownership:
          ---------

          Item (4) of the Original 13G is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

          A. Touradji Capital Management, LP
             -------------------------------

          (a) Amount beneficially owned: 707,823 shares of Common Stock.

          (b) Percent of Class: 1.9%. This percentage of stock beneficially owned is calculated based on a total of 37,517,565 shares of Common Stock outstanding as of February 6, 2008, as reported on the Issuer's Form 10-QSB for the quarterly period ended December 31, 2007.

          (c)  (i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 707,823
               (iii)Sole power to dispose of or direct the disposition: -0-
               (iv) Shared power to dispose of or direct the disposition of:
                    707,823

          B. Touradji Global Resources Master Fund, Ltd.
             -------------------------------------------

          (a) Amount beneficially owned: 291,983 shares of Common Stock.

          (b) Percent of Class: 0.8%. This percentage of stock beneficially owned is calculated based on a total of 37,517,565 shares of Common Stock outstanding as of February 6, 2008, as reported on the Issuer's Form 10-QSB for the quarterly period ended December 31, 2007.

          (c)  (i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 291,983
               (iii)Sole power to dispose of or direct the disposition: -0-
               (iv) Shared power to dispose of or direct the disposition of:
                    291,983

          C. Paul Touradji
             -------------

          (a) Amount beneficially owned: 707,823 shares of Common Stock.

          (b) Percent of Class: 1.9%. This percentage of stock beneficially owned is calculated based on a total of 37,517,565 shares of Common Stock outstanding as of February 6, 2008, as reported on the Issuer's Form 10-QSB for the quarterly period ended December 31, 2007.

          (c)  (i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 707,823
               (iii)Sole power to dispose of or direct the disposition: -0-
               (iv) Shared power to dispose of or direct the disposition of:
                    707,823

Item 5    Ownership of Five Percent or Less of a Class:
          --------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ]


Item 10   Certification:
          -------------

          Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

              [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2008


                               TOURADJI CAPITAL MANAGEMENT, LP
                               By: Touradji Capital GP, LLC, its general partner


                               By: /s/ Paul Touradji
                                   ---------------------------------------------
                                   Name:  Paul Touradji
                                   Title: Managing Member



                               TOURADJI GLOBAL RESOURCES MASTER FUND, LTD.


                               By: /s/ Paul Touradji
                                   ---------------------------------------------
                                   Name:  Paul Touradji
                                   Title: Director


                               PAUL TOURADJI

                               /s/ Paul Touradji
                               -------------------------------------------------
                               Paul Touradji




               [SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13G
                                 WITH RESPECT TO
                              CANO PETROLEUM, INC.]